Atlas Crest Investment Corp.

399 Park Avenue

New York, New York 10022

August 3, 2021

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attention: Jessica Livingston and David Lin

Re:	Atlas Crest Investment Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed July 1, 2021

File No. 333-254007

Atlas Crest Investment Corp. (the “Company,” “we,” “our” or “us”), hereby sets forth below the Company’s response to the letter, dated July 16, 2021, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 filed by the Company on June 4, 2021, Amendment No. 2 to Registration Statement on Form S-4 filed by the Company on June 7, 2021 and Amendment No. 3 to Registration Statement on Form S-4 filed by the Company on July 1, 2021 (collectively, the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Company’s responses immediately below the Staff’s comments. In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Company’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 3 to Registration Statement on Form S-4

Proposal No. 1: The Business Combination Proposal

Unaudited Prospective Financial Information, page 101

Securities and Exchange Commission

August 3, 2021

1.	Staff’s Comment: We note that the revised disclosure provided with regard to material estimates and assumptions underlying forecasted revenues. Expand this disclosure further to address the factors or contingencies that would affect forecasted revenue growth ultimately materializing.

Response: In response to the Staff’s comment, we revised the disclosure as reflected on page 111 of the Amendment to further address the factor or contingencies affecting forecasted revenue growth.

2.	Staff’s Comment: You state that material estimates and assumptions underlying projections of demand volumes for Archer UAM were developed working with Archer's data simulation team that used third-party data available to measure travel patterns in various markets to model potential demand. Revise to provide additional disclosure regarding the markets used to model demand and state whether those are markets where Archer expects to operate during the projection period. In addition, explain in greater detail how the assumed price per customer mile and average trip distance were determined (including whether other assumptions were considered that could create variability in the projected amounts). Also, indicate whether the assumed price per customer mile was held constant or was adjusted.

Response: In response to the Staff’s comment, we revised the disclosure as reflected on page 111-112 of the Amendment to further explain the assumptions underlying the projections.

3.	Staff’s Comment: We note your response to prior comment 4 and reissue it in part. It does not appear that the revised disclosure includes information regarding the correlation between forecasted revenues, costs and expenses, capital expenditures, and aircraft production. Please provide this type of disclosure.

Response: In response to the Staff’s comment, we revised the disclosure as reflected on page 112 of the Amendment to further expand the disclosure.

Securities and Exchange Commission

August 3, 2021

Archer Aviation Inc.

Notes to Condensed Financial Statements

Note 9. Stock-Based Compensation

Collaboration and Warrant Agreements, page F-89

4.	Staff’s Comment: We note your response to prior comment 11. Please revise your disclosure regarding the first milestone to include language similar to that provided in your response related to your accounting for the warrants issued to United, including that the warrants were not issued in exchange for a distinct good or service. In addition, clarify the statement on page F-89 that United and Archer “have agreed to collaborate to advance the business of operating aircraft in urban environments for commercial purposes” as United has not contracted to share in the risks and benefits of developing the aircraft and will not be involved in development or production.

Response: In response to the Staff’s comment, revised the disclosure as reflected on pages F-90 and F-91 of the Amendment and we have filed the form of warrant agreement with United Airlines as Exhibit 10.9 to the Registration Statement.

5.	Staff’s Comment: As it relates to the collaboration and purchase agreement between Archer and United, we note from your response to prior comment 11 that United is not an active participant in developing the aircraft. Additionally, your response states that United is not providing any technology and is not incurring any costs in the development of the aircraft. Based on this description, tell us how your classification of the Milestone One warrant costs (i.e., vesting upon execution of the warrant agreement) is consistent with the definition of research and development per FASB ASC 730-10-20.

Response: The Company acknowledges the Staff’s comment and has provided a discussion below to clarify Archer's classification of the Milestone One warrant costs. In addition, in response to the Staff’s comment, we revised the disclosure as reflected on pages 28, 159, 160, 216, 217, 219, F-71, F-73, F-76, F-78 and F-91 of the Amendment.

Archer recognizes that United Airlines (“United”) is not an active participant in developing the aircraft. Specifically, United is not providing any technology, is not incurring any costs in the development of the aircraft or bearing any significant risks and rewards and has no ownership rights in any joint intellectual property (the “IP”) developed. Archer classified the recognition of the warrant costs associated with Milestone One as research and development because it felt that it best depicted both the nature of the arrangement as well as its current stage of development with respect to the requested aircraft. Pursuant to the arrangement between the companies, United is cooperating with Archer relating to Archer’s FAA certification, airline flight connections, pilot and maintenance crew training and support for Archer’s go-to-market strategy for city launches and airport connections.

Securities and Exchange Commission

August 3, 2021

However, in consideration of the Staff’s comment and further analysis of ASC 730-10-20, as well as the different nature of the cost of the warrants as compared to the Company’s other operations, Archer believes that the recognition of the warrant costs associated with Milestone One should instead be classified as an other warrant expense, which would be presented as a separate financial statement line item within operating expense of its statement of operations and comprehensive loss. While Archer maintains that its current stage of development is within the research and development stage, it acknowledges that the nature and intent of issuing the warrants associated with Milestone One was independent of such activities and the related costs of the Milestone One warrants are not consistent with research and development costs as defined per ASC 730-10-20.

6.	Staff’s Comment: Milestone Two, the second contingent milestone event of the warrant agreement between Archer and United, relates to the completion of a financing transaction where United is a participant. Tell us more about the conclusion that the warrants were not issued to United in their capacity as an investor (i.e., how it was determined that United would have agreed to participate in a financing transaction on the same terms as those described in your filing if not for the issuance of warrants).

Response: The Company acknowledges the Staff’s comment and has provided a discussion below to both clarify and support Archer’s determination that we do not believe that the warrants reflect an element of the financing transaction. In addition, in response to the Staff’s comment and our discussion with the Staff, we revised the disclosure as reflected on page F-91 of the Amendment.

Archer initiated conversations with United in regard to them becoming an anchor customer in early December 2020. The discussions centered around United placing a substantial order for a new type of aircraft, if one could be designed to meet United’s specifications and receive regulatory approval for commercial flight, and providing advice that would accelerate the time to market in exchange for warrants to purchase a 10% ownership stake in Archer. Archer and United entered into a term sheet on January 13, 2021, which set forth the material terms of their customer relationship. That term sheet also set forth the warrant vesting conditions that were eventually incorporated into the definitive United Agreements. On January 29, 2021, Archer and United entered into the Aircraft Purchase Agreement, Collaboration Agreement and Warrant Agreement (“United Agreements”).

Securities and Exchange Commission

August 3, 2021

The objective of the warrant vesting conditions was to align incentives between the two companies to their respective goals of the relationship. Archer’s objective was to establish a relationship with an anchor customer who could expedite its efforts to design, certify, manufacture and sell a new eVTOL aircraft and provide credibility in the marketplace to raise significant capital in a future financing transaction. A successful financing transaction was needed by Archer to complete its objective. United’s goal was to partner with an eVTOL company as part of its broader effort to invest in emerging technologies that reduce carbon emissions from air travel. Therefore, the parties agreed to tie one of the vesting milestones to the successful completion of a future financing transaction.

For accounting purposes, Archer first considered the substance and intent of entering into the United Agreements. Consistent with the intent of Milestone One, Archer believes that the principal consideration of Milestone Two was to induce United to commit to a contingent purchase agreement for a new type of commercially viable aircraft from Archer, which provides valuable credibility to Archer to have such a prestigious customer and helps Archer achieve the announced merger with Atlas. Regardless of whether United participated in the financing transaction, as discussed further below, Archer’s ability to market the relationship with United under the United Agreements to other potential investors was its objective. The initial conversations with Atlas about a merger started on December 31, 2020, which was after Archer was already well into its negotiations with United to become an anchor customer. On February 10, 2021, Archer and Atlas entered into a business combination agreement.

Next, Archer considered the contractual terms of the warrant agreement with respect to Milestone Two. As noted below, and consistent with Archer’s intent, United is able to vest in Milestone Two upon the closing of a financing transaction (see the definition below) even if United is not provided the opportunity to participate in such a financing transaction. Archer recognizes that the warrant agreement states that if United is provided an opportunity to participate in a financing transaction as an investor, it is required to invest $25 million in such a transaction in order to vest in Milestone Two. As discussed above, and despite this vesting condition potentially appearing contradictory, Archer’s objective was to provide United with a 10% ownership stake as a means to induce United to enter into the United Agreements as a customer, which, as noted above, Archer believed gave it increased credibility and would allow Archer to successfully complete a SPAC transaction or other public offering of securities. The completion of such a transaction demonstrated increased value of the relationship with United, for which Archer was willing to issue the additional warrants associated with Milestone Two. Based upon such intent and the objectives of the two companies as discussed above, Archer believes that the intent of the issuance of warrants subject to Milestone Two was not associated with the financing arrangement or solely to induce United to invest in the offering. The vesting terms of the warrant agreement, specific to Milestone Two, are as follows:

“The Company’s acquisition in a SPAC Transaction or other financing transaction undertaken in connection with (up to and including) an IPO or Direct Listing (“Financing Transaction”) in which United is afforded the opportunity to invest, and does invest, $25,000,000 (any such transaction, a “United Investment”), including but not limited to any private placement in public equity transaction consummated in connection with such SPAC Transaction….If the Company is party to a SPAC, IPO or Direct Listing (a “Public Event”) and United is not provided the opportunity to make a United Investment up to and including in connection with such Public Event, then all such unvested Condition II Shares shall automatically become vested and exercisable immediately prior to, but conditioned upon, the closing of the Financing Transaction.”

Securities and Exchange Commission

August 3, 2021

Archer then considered United’s level of participation in the financing transaction and the terms under which it invested. While United was not obligated to participate in the financing transaction if Archer did not make available the opportunity to do so, United did, in fact, make an investment. Specifically, United invested $25 million as part of a private financing transaction that is occurring concurrently with the merger with Atlas, which represents approximately four percent (4%) of the total amount of the private financing transaction. Archer does not believe that this amount represents such a significant proportion of the investment to warrant different terms than the other investors.

Furthermore, numerous investors (including United) participated in the financing transaction for a total investment of $600 million on the same terms (e.g., the same price per share and other provisions), and none of the other investors (which included five investors with individual investments equal to or exceeding $25 million) received warrants in conjunction with their investment. Given the relative size of United’s investment and the ability to successfully attract other unrelated investors under the same terms (without issuing any warrants), Archer does not believe that any of the warrants issued to United were an inducement for United to specifically enter into (or “lead”) a financing transaction. Furthermore, Archer notes that the grant date fair value of the warrants associated with Milestone Two is approximately $39.1 million, which far exceeds United’s $25 million investment and would not reasonably reflect an element of the financing transaction, especially in light of the observable transaction terms that other unrelated investors received.

In summary, the customer relationship with United is the foundational piece of the United Agreements. United’s decision to invest was in support of the goals of that customer relationship. It is on that basis that Archer concluded that the warrant cost for Milestone Two should be recorded apart from the financing transaction, and as part of the customer relationship instead.

Based on the discussion above, Archer respectfully continues to believe that the warrants were issued to United solely due to its participation in the United Agreements, coupled with the recognition of the increased value of the commercial relationship to successfully complete a SPAC transaction, IPO or direct listing of shares. While Archer did consider whether any of the warrants associated with Milestone Two were associated with the financing transaction in which United participated, Archer does not believe that such warrants reflect an element of the financing transaction for the reasons outlined above.

Securities and Exchange Commission

August 3, 2021

Exhibits

7.	Staff’s Comment: We note your response to comment 12. Although your Exhibit Index indicates that the consent of Duff & Phelps has been filed as Exhibit 23.3, we are unable to locate a clear statement therein as to the firm's consent to the discussion of its opinion and to being named in the registration statement. Please refer to Rule 436 of the Securities Act of 1933 and Question 233.01 of the Compliance and Disclosure Interpretations for the Securities Act Rules.

Response: The Company acknowledges the Staff’s comment has filed the revised consent of Duff & Phelps, filed as Exhibit 23.3 to the Amendment.

Securities and Exchange Commission

August 3, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact our counsel, Christian O. Nagler (by telephone at (212) 446-4660 or by email at cnagler@kirkland.com) or Tamar Donikyan (by telephone at (212) 909-3421 or by email at tamar.donikyan@kirkland.com).

Sincerely,

/s/ Michael Spellacy
Michael Spellacy, Chief Executive Officer

VIA E-MAIL

cc:	Kirkland & Ellis LLP
Cooley LLP